SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Polska Telefonia Cyfrowa Sp. z o.o.

(Exact Name of Registrant as Specified in Its Charter)

Al. Jerozolimskie 181, 02-222 Warsaw

(Address of Principal Executive Offices)

Poland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

      Ö

Form 40-F ______________

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

      Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

NEWS RELEASE

POLSKA TELEFONIA CYFROWA REDEEMS A PORTION OF ITS 10 3/4% NOTES

Warsaw – May 28, 2003 – Polska Telefonia Cyfrowa Sp. z o.o. (PTC), (www.era.pl ) the leading Polish wireless provider of nationwide dual band GSM 900 & GSM 1800 services and holder of UMTS license, today announced that it had sent to the Trustee a notice of redemption of the outstanding portion of its 10 3/4% Notes due 2007.

PTC decided to call all the outstanding 10 3/4% Notes with a principal amount of US$ 126,215,000, constituting 49.85% of the initial total amount of the Notes, at the price of 103.583% with the date of redemption on July 1, 2003. The redemption will be funded from the unutilized portion of PTC’s existing Bank Facilities and operating cash-flows.

The Notes which will remain outstanding following the above mentioned redemption are as follows:

•

11 1/4% Notes due 2009 for the total principal amount of US$ 150,000,000

•

11 1/4% Notes due 2009 for the total principal amount of Euro 282,750,000

•

10 7/8% Notes due 2008 for the total principal amount of US$ 182,500,000

PTC continues to use its surplus cash-flows to de-leverage its balance sheet and reduce the cost of financing. PTC may from time to time decide to further call or repurchase any of the outstanding Notes.

Operating under the brand name of Era, Polska Telefonia Cyfrowa provides a full range of basic and expanded wireless telephone services over an all-digital network. For more information, please see the www.era.pl pages on the Internet.

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For further information please contact:

Karol Depczyński

Director of Financial Strategic Planning
( (+48) 22 413 3112
Mobile: (+48) 604 470 473
Fax: (+48) 22 413 6235

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLSKA TELEFONIA CYFROWA Sp. z o.o.

(Registrant)

By: /s/ Boguslaw Kulakowski

Boguslaw Kulakowski, Director General

By: /s/ Wilhelm Stueckemann

Wilhelm Stueckemann, Director of Network Operations

By: /s/ Jonathan Eastick

Jonathan Eastick, Director of Finance

May 28,  2003